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                    September 23, 2022

       David Stybr
       Chief Executive Officer
       Livento Group, Inc.
       17 State Street
       New York, NY 10004

                                                        Re: Livento Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed September 13,
2022
                                                            File No. 000-56457

       Dear Mr. Stybr:

               Our initial review of your registration statement indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. Specifically, your filing lacks an audit report and financial statements as required by Articles 2 and 8 of Regulation S-X.

                We will not perform a detailed examination of the filing and will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment within ten business days to correct the deficiencies.

              Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess,
       Legal Branch Chief, at (202) 551-7951 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology
       cc:                                              Frank J. Hariton